Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn”), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following is a transcript of a conference call by Docent and its management regarding its third quarter 2003 results which includes comments on the proposed transactions.

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Operator: Ladies and Gentlemen welcome to the Docent third quarter 2003 financial results conference call. During this session all lines will be muted until the question and answer portion of the call. If you need audio assistance please press *0 and an operator will assist you. At this time I would like to introduce the President and Chief Executive Officer of Docent, Inc., Andy Eckert.

Andy Eckert: Good morning everyone and thanks for joining Neil Laird, our CFO and me for Docent’s third quarter 2003 earnings call. I’d like to apologize for delaying this call by thirty minutes. Those of you who were on our earlier call discussing our merger with Click2learn know that we had some technical difficulties. So again we apologize for delaying this. Please note that we issued two press releases yesterday at approximately 4 o’clock Pacific Time. The first release announced the agreement to merge our two companies, Docent and Click2learn. The second release and the primary topic of this call announced the company’s results for the third quarter. These announcements are also available on our website at www.docent.com under investor relations.

Before we review the quarter I should point out the following important information. Certain comments made during this conference call may contain forward-looking statements, including statements about future business operations, financial performance and market conditions that include risk and uncertainties. They are based on current expectations, estimates, beliefs, assumptions and goals and objectives and are subject to uncertainties that are difficult to predict. All forward-looking statements made in this call are based on information known to the parties as of the date of this release and Docent does not assume any obligation to update any such forward-looking statements. Actual results might differ materially from those projected in the forward-looking statements. Please refer to the discussion of risk factors and other factors, which are included in Docent’s most recent filings with the Securities and Exchange Commission including but not limited to the 10-K or 10-Q filings.

A live audio webcast of today’s call is available from Docent’s website as well. I’ll now turn the call over to Neil Laird to review our financial results.

Neil Laird: Thanks Andy and good morning everyone. Total revenue for the third quarter was 7 million dollars, which was up 16% from 6.1 million in last year’s third quarter. License revenue in the quarter was 3 million dollars, which was 18% higher than last year and service revenue of 4.1 million dollars was 15% higher. This is the second successive quarter that Docent has posted strong revenue growth. We are now seeing in our financial results the impact of the increased market share that we have talked about in previous calls. Over a similar period Saba for example, who a year ago was our main competitor has seen its revenue decline by 44%. The market may have improved a little but most of our growth appears to be the result of increased market share as our solutions sweep continues to gain broader market acceptance.

Moving on to the gross profit line, licensed gross profit percentage in the third quarter was 89%, up from 81% last year. The increase was primarily the result of low amortization of intangible stocks. The gross profit on service improved from 44% in the third quarter of 2002 to 54% in this year’s third quarter. We continue to make progress in our service business as our install base grows and we achieve economies of scale. Overall gross margin was 59% up from 59% last year.

Operating expenses on a GAAP basis were 7.6 million dollars compared to 7.5 million dollars in the third quarter of 2002. Last year’s third quarter included a restructuring credit of 1.1 million and excluding this, expenses were 8.6 million dollars a year ago. So on an operating basis expenses have been reduced by 1 million dollars compared to last year. R&D has been kept relatively flat over this period as we continue to invest in new products. The bulk of the reduction has been in administrative selling and marketing expense where we have continued to reduce long, critical overhead expenses.

Our net loss on a GAAP basis improved from 3.9 million or 28 cents a year ago to 2.7 million or 20 cents in the third quarter. We have progressively reduced our loss each quarter for eight successive quarters from a low point of 18.3 million in the third quarter of 2001 to just under 2.7 million this quarter. And this result was comfortably within our guidance range of 19 to 22 cents.

Turning to the balance sheet we ended the quarter with 32.9 million dollars in cash and short-term investments, which translates into 2 dollars and 51 cents per share. During the quarter our total cash burden was 2.9 million dollars. This was higher than the second quarter burden for seasonal reasons, particularly the slowness in business during the holiday months of July and August. But it is consistent with our long-term trend, which has seen cash usage decrease from 14.9 million in the fourth quarter of 2001 to its current, much lower levels.

Accounts receivable based sales outstanding were 81 days at the end of the quarter. This is somewhat higher than last quarter’s number of 53 days and also higher than 76 days at the end of last year’s third quarter. The increase is entirely the result of the amount of slowness in the business during the first two months of the quarter that I mentioned previously. The quality of our receivables remains high and the amount more than 90 days past due actually reduced during the quarter. Deferred revenue of 7.6 million dollars compared to 5.4 million dollars twelve months ago. This is a 41% increase further demonstrating the underlying strength of our business.

Given the announcement yesterday of the proposed merger of equals between Docent and Click2learn we are not providing guidance for the fourth quarter. As we proceed through the merger process and then the integration process we will provide periodic updates on the company’s progress.

So now let me pass the call back to Andy.

Andy Eckert: Thanks Neil. Our third quarter was another positive step in establishing Docent as a leader in our industry. We continue to build momentum in all parts of our business, particularly in winning the big deals in our emerging market. As you know each quarter a few Global 500 Bell Weather accounts are in play. We feel the outcome of these highly competitive processes provides the best real world evidence of who’s gaining momentum and who isn’t. While we certainly all wish these deals didn’t take as long to complete the good news is that we believe based on recent results that Docent is a major vendor of choice in our market today. Our steadily improving financial results, while certainly far from where we need to be, reflect our improving competitive position in the industry.

The last few quarters we’ve discussed the changing dynamic in our business away from traditional professional license deals towards more term based revenue recognition. This is a direct result of our sustained focus on delivering solutions to our clients at their request. There appears to be a pronounced shift in the market towards customer’s opting to have our company as their trusted partner to provide the necessary content hosting as well as other value added services. In other words our customers are demanding more from Docent than just licenses and ongoing support. This is a good thing. Our (inaudible) client lists and growing experience base makes Docent an obvious choice for these large, multinational companies to lean on. Nearly eighteen months ago Docent was the first company amongst our peers to recognize that while training employees is certainly a virtue for any organization it’s not sufficiently compelling to buyers in today’s economy.

We repositioned our solutions and focused our message on business performance management, or BPM. As BPM has evolved we’ve become very clear that customers only budget for software solutions that directly address the important challenges of the moment. A year ago compliance and cost reduction were among those business challenges that drove buyers to partner with Docent. As the economy has improved this year it has been revenue generation that is once again on top of mind for our clients. This is clearly manifested in both our recent deals as well as our forward-looking pipeline. I would estimate that approximately 6 of 10 prospects are looking to deploy our solutions as a means to facilitate top line growth. This includes site-inspected dealer and distributor training, sales force readiness and new product launch. Given that we’ve been honing our message and solutions set to address these types of challenges for the last year and a half I believe we have become the logical de facto choice for customers needing this type of help.

In the first quarter of this year I discussed our implementation of Symbol Technology, the global leader in enterprise mobility solutions. Symbols revenue is driven through a global network of fifteen hundred partners and a core business need is clearly real time training and certification of this vast network. Symbol’s employment of Docent has enabled the channel partners to learn about new products more quickly and effectively while at the same time providing the critical function of tracking partner development and results as measured by sales revenue. Given this initiative success our client is now moving to deploy Docent to its employees and customers, driving product training and regulatory compliance requirements.

In the second quarter of this year we announced new partnership with BMW North America. This division wanted to choose the best solution for their critical dealer training needs and given that BMW North America contributes nearly 15 billion dollars in annual revenue they’re given the latitude to choose the right software partner for those needs. Given Docent’s reputation for providing dealer’s training solutions for companies such as Harley Davidson and Stanya (sp?) among many others we were the obvious choice. BMW North America needed a rock solid platform and was impressed by our rapid implementation times and stellar customer support reputation. The project has done very well and it’s helped us in other situations to place, displace competitive learning systems implementation.

In one of the country’s leading heavy equipment manufacturers we were choose to replace a Saba system because our reputation for not only understanding the dealer training challenge but also because of our rapid installation times and reputation as a customer support leader.

Q3 continued the trend of competitive links in this area. Abbott Labs pharmaceutical product divisions concluded a detailed review of competition to provide the best platform to drive effective real time training of their very large, detailed sales force. Docent was selected because of our knowledge of the vertical market, given our enterprise wide deployment a companies such as J&J and GlaxoSmithKlein and because of our intimate knowledge and proven track record in sales force training. This was one of the major accounts in play in the third quarter and Docent prevailed. I expect we’ll see more momentum in these all-important sales driven initiatives and we believe once again our company is well position to continue building momentum here.

Now to touch briefly on other big news, which really isn’t the focus of this call, is the agreement to merge with Click2learn. This merger is aimed at creating a leader in the business performance and learning management software space. I believe the merger has the potential to proved buyers with a more obvious choice than they are faced with today. This should be a welcome development for the market, for our customers and for our two companies as well. In case you missed it an audio replay of that call will be available on our website shortly and a transcript will also be filed on the SEC’s website.

Thanks and now Neil and I are open for questions.

Operator: Ladies and gentlemen if you’d like to ask a question simply press the one key on your telephone now. Please be aware that by pressing the one key a second time you will withdraw your question. Our first question comes from Justin Cable of B. Riley & Co. Please go ahead.

Justin Cable: Hey good morning guys.

Andy Eckert: Good morning.

Justin Cable: On the sales trend you posted a pretty solid year over year growth but if I’m looking back at the past three or four quarters sequentially the trend has been a little decline every quarter. And I know you’re not giving guidance going forward. But I guess maybe you can talk about some of the things that are happening in the business where you’re starting to see things improve that would lead us to believe that the growth will in fact continue over the next twelve months.

Andy Eckert: Well the, yeah certainly a good question Justin. The business is fairly seasonal as I’m sure you hear from all of your software companies that you follow and so that really is the factor that we understand well here and we are however you know growing deferred revenue. I can speak to you know that the bookings level has increased pretty significantly over a year ago and we continue to be very prudent and conservative with respect to all revenue recognition. And so the company is I think set up for a very positive next few quarters.

Justin Cable: And what would be come of the I guess, what are some of the near term and long term growth drivers for the business as it stands now? Obviously this merger with Click2learn seems like it’d be a great idea, a lot of synergies between the two businesses. But maybe you can talk about I guess on the partner side for your business now your partner relationships are developing…

Andy Eckert: Yeah that’s the, a very good point. The partner channel is being to develop real business. When I arrived here eighteen months ago it was, we were entering into kind of a low point with a number of system integrator partners. And I don’t think it was you know anything specific to our company or their company it was just the nature of the market changing quite a bit. What we’ve seen in the last few quarters and I’ve discussed before in these calls is our relationship with Exult for instance has been very positive. Each quarter we add another major client to our roster with them and pretty much whenever Exult announces a new partner you can assume that Docent is part of that new relationship. And that is a channel that, the out sourcing channel is a channel that is coming alive in a very rapid way. We have got a number of potential partners in the pipeline to expand our presence in that marketplace and it’s been a primary strategic objective for us for the last nine months to become the de facto standard with all the out sourcers in the marketplace. And so that channel continues to evolve.

We worked with IBM on the BMW North America relationship and that kink started that relationship quite nicely and we’re beginning to see other opportunities working with that large organization as well. So, and I think back to some of the comments I made earlier, the nature of our engagements, the nature of the customer need has changed pretty dramatically. A year ago it was clearly cost reduction, it was clearly risk management things that obviously got a lot of management attention. But it’s a little different when you meet with the Vice President of sales or the Vice President of marketing and they have a critical need to roll out a new product or to train their dealer network. And that is really a very important change in the mix of our business over the last six months where we’re seeing less kind of corporate you know kind of staff driven initiatives as opposed to line of business initiatives.

And I think the word is becoming quite well known in the big company world that the types of solutions that we provide really do change the way companies, change the way companies introduce new product and hopefully get to revenue quicker and hopefully do a better job for their important dealer and distributor networks. And the BMW North America example is one of perhaps you know eight or ten significant opportunities that are along those lines. And of course they take awhile to develop but I think that is the most positive involvement in this marketplace.

And then just finally to touch on your last point the number one sales objection we face and (I) faces, I know they face in selling situations is we love your product, we love your people, have good reputation but you are you know a relatively small company, you’re not making money, you know how can we be comfortable (I). And we’re able to get around those objections I think quite effectively with a combination of the two companies we will be able to, we believe we’ll be able to drive cash flow positive situations relatively quickly and put those objections to bed and provide a clear choice for customers today. Whereas that hopefully will shorten the sales cycle times and obviously leave us in a better choice position more often than not.

Operator: Again if you’d like to ask a question simply press the one key on your telephone now. Our next question comes from Eric Martinuzzi of Craig-Hallum Capital. Please go ahead.

Eric Martinuzzi: Morning gentlemen. My question is on the competitive landscape. You’ve talked a little bit about, and we know where you stand with Click2learn. What about the private players? Can you address who you see out there?

Andy Eckert: The cast changes pretty frequently out there, Eric. You know there’s a company in Germany we face once in awhile, there’s a company in Japan we face once in awhile, there’s a company or two here in the United States. But by and large there’s no particular private company that you know we see right now as a credible you know alternative. Just given many of our clients are multinational global organizations that actually require people on the ground in their various geographies and given the capital constraints that are pretty obvious in today’s world for private companies that has not been something that they’ve been able to afford. And so there’s certainly you know occasional presence but I wouldn’t say that there is one or two prevalent competitors out there.

Eric Martinuzzi: Okay. How about vertical, is there any say Federal Government, are you having any traction there or pacing new names there?

Andy Eckert: Yeah we’ve, we have had a guy on the ground in a pretty concerted marketing effort around the Federal Government for the last three quarters. We are very aggressively courting customers in the Federal Government. That’s one sector we have not been successful in. I think it’s just because we a bit late for the game but I have every confidence that the commercial success will translate there. There’s a pretty important initiative to expand a federal, it’s called the Bill Learn Program. This, hopefully this fall and perhaps in the wintertime that heretofore has been a very limited fishing license for a couple of companies to get Federal Government business. I believe that certainly with the combination of our two companies, Docent and Click2learn that we’ll have a very good shot at getting that fishing license so to speak and begin to capture some of this lucrative Federal Government business that frankly has kept some of our competitors ticking this year.

Operator: Our next question comes from Sasha from Clarion Group. Please go ahead.

Sasha Kostadinov: Yes, thanks guys. You know I wasn’t able to ask a question on the prior call. This was related to the merger. Can you, for those of us who aren’t that familiar with Click2learn could you maybe tell us briefly what they add to your product offering and also what kind of integration you’re going to need to do with your software and theirs.

Andy Eckert: Yeah. Well they bring a whole set of strengths Sasha. They clearly are a, well known for their technology strength. They have established a large and we believe very productive engineering capability off shore in India, which is something that we are, we’ve begun on the last two quarters or so. And so this will accelerate our effort in that necessary direction, which I think you’ve seen pretty much every major software company pursue. We are pretty excited by the integration of certain parts of their suite and they have a set of, nice products. Now what they, what we bring to the equation is some pretty outstanding functionality on the core learning management system and also some pretty important functionality with respect to the way our solutions are being deployed for instance with sales forces. You know one of the items that we are able to provide is what we call our mobile application, which allows folks to download the training material and view it offline. Which sounds you know relatively simple but it’s pretty complicated to make all that work. We’ve been selling that pretty effectively with our large pharmaceutical clients for instance and they find that very valuable, the ability to download the material and upload the assessments and so forth from the folks in the field.

And also the product we are way ahead we believe in the marketplace, Docent Analytics, which is a product that will fit very well into the combined product portfolio. And this is all about the ability for our clients to be able to prove that the investment obviously in our type of solutions has been worth the money but also be able to understand better the business impact of the various training they’ve done so they can refine their training plans going forward. And heretofore that’s really not been possible. I mean most companies measure you know how many people will take a class or how many people got an A you know, it’s that kind of rudimentary detail as opposed to much more specific details. You know one crude example is do the sales people we trained do better that the sales people we didn’t train. And that believe it or not is a pretty hard thing to get to these days you know within big, big companies and our solution allows that to happen. So there is a very nice link between the two sets of technologies. In terms of integrating them you know a lot of work to be done on that front. I think we’ve got a pretty good understanding of the work involved and we feel very confident that both sets of customers will find an easy evolution with the combined company going forward.

Sasha Kostadinov: So I assume that the 15 million dollars in total cost savings you’re targeting has factored into that equation, the cost that you’re going to spend to integrate the software certainly in the next year or two.

Andy Eckert: Yes. I mean there’s been a, you know again a fair amount of work done on that. And as you might imagine we’re direct competitors and there is a fair amount of duplication and, but we will continue to outspend the industry in terms of R&D and in terms of sales and customer support. You know given this merger we should be somewhere between one and a half to two times larger than the next pure play competitor. And that allows us to expend you know resources that the other guys just can’t afford. And so it’s all about improving competitor advantage and providing a stable vendor for companies to choose from.

Operator: Ladies and gentlemen once again if you do have a question or a follow up question please press the one key on your touch tone phone now. Our next question comes from Kelly Pan of Pantheon Capital. Please go ahead.

Kelly Pan: Didn’t Click2learn have acquisitions that are currently pending and what will happen to those then?

Neil Laird: They don’t have any current pending acquisitions.

Kelly Pan: Oh, they don’t?

Neil Laird: No.

Kelly Pan: Okay. Thank you.

Operator: At this time we have no further questions.

Andy Eckert: Okay. Well thank you all very much. Again we apologize for the delay in this morning’s call and we look forward to updating you in the months to come. Thanks again.

Operator: Ladies and gentlemen this concludes our presentation. Thank you for your participation. You may now disconnect.